SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

December 4, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Pierce
Laura Veator

Re:	BeLive Holdings
Amendment No.2 to Draft Registration Statement on Form F-1
CIK No. 0001982448

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 2 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated October 13, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating the Amended DRS submitted on September 28, 2023 (the “Registration Statement”). We have reproduced the comments below, and the Registrant’s responses follow each comment.

Amendment No.1 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 43

1.We note your response to prior comment 1. Because you identify your customer’s ability to increase their own customer base as a key performance metric, please revise to quantify those increases for the periods presented. In addition, provide a more detailed discussion regarding the analytics and A.I. utilized in providing your customer’s insights for their marketing campaigns.

Response:

The disclosure has been revised to clarify that the Registrant’s BeLive Solutions are only one component of a customer’s ability to increase their own customer base as they undertake a multitude of marketing initiatives. The disclosure has also been revised to provide a more detailed discussion of the utilization of analytics and AI in understanding their marketing campaigns.

See page 43.

Liquidity and Capital Resources, page 47

2. We note your revised disclosure indicates that current Singapore regulations permit your Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, and that as of December 31, 2022, your Singapore subsidiary’s accumulated losses were S$19,264,424. You further disclose that none of the net assets of your subsidiary in Singapore were restricted net assets. Considering that your Singapore subsidiary does not have accumulated profits, it appears that its net assets are restricted from the payment of dividends to the parent. Please revise your disclosure or advise why you believe none of the net assets of your subsidiary in Singapore are restricted.

Response:

Singapore companies may only pay dividends if they are profitable and if so, the payment of dividedss from accumulated profits will be at the discretion of the Board of Directors based upon a balancing of the competing interests of the shareholders and the commercial realities of the company. The disclosure has been revised to confirm that none of the net assets of the Singapore subsidiary are restricted.

See page 47.

Our Customers, page 67

3. We note your response to prior comment 4. Please tell us what consideration you gave to filing any contracts you may have with your major three customers as exhibits. Refer to Item 601(b)(10) Regulation S-K.

Response:

As discussed with the Staff, the contracts with the Registrant’s three major contracts, each or which have been fulfilled and generate no further revenue, contain confidential and commercially senstaive information.Therefore, in lieu of disclosing the actual agreements, the forms of agreements have been filed as Exhibits.

See Exhibts 10.7, 10.8 and 10.9

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(q) Revenue Recognition,
Consultancy fee, Installation fee, and Source code, page F-30

4.	Revise your disclosures to clarify the specific products and services included in revenue from source code and describe how the services or milestone obligations are performed over time.

Response:

The disclosure has been revised to clarify the specific products and services included from source code and how the services or milestone obligations are performed over time

See Note 2(q) on page F-30.

5.	You disclose that the transaction price is allocated based on the price stated in the contracts with customers. Clarify the specific products and services that are included in the same contract for which you allocate the transaction price. Please also clarify how the prices stated in the contract are representative of standalone selling price. That is, clarify if these are the same price for which the good or service is sold separately. If the good or service is not sold separately, clarify how you estimated the standalone selling price. Refer to ASC 606-10-32-28 through 606-10-32-35. Revise your disclosures accordingly.

Response:

The disclosure has been revised to clarify the specific products and services that are included in the same contract for which the Registrant allocated the transaction price as well as clarifying how the prices stated in the contract are representative of standalone selling price.

See Note 2 (q) on pages F-30 to F-31.

22. Financial Risk Management and Fair Value of Financial Instruments, page F-51

6. Please provide your response to prior comment 10. We note your revised disclosure that if amounts are greater than 365 days past due, your basis for recognized expected credit losses is Lifetime ECL - credit impaired. Please clarify how you determine expected credit losses for amounts that are greater than 90 days past due and describe the specific factors you considered in determining that no loss allowance is required for the $586,603 trade receivables that are greater than 90 days past due as of December 31, 2022, including how you considered the past due status. Also, tell us how much of this past due balance has been received subsequent to December 31, 2022 through the current date.

Response:

The group uses a provision matrix to calculate expected credit loss for trade receivables. The provision rates are based on historical loss as groupings of various debtors that have similar loss patterns. The provision matrix is based on the group’s historical default rates taking into consideration forward-looking information and time value of money that is reasonable and supportable available without undue costs or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

Specifically, when we consider those trade receivables of $586,603 that are greater than 90 days but within 365 days past due as at December 31, 2022, we took into the account of the following:

1) these customers were still operating actively in the market;

2) these customers have given the group an assurance that they will pay in due course; and

3) these customers’ historical full repayment track record even though the balances were past due.

After considering all the factors above and the calculation of the provision matrix, as the amount of the expected credit loss is considered immaterial, no expected credit loss is provided in the books as at December 31, 2022.

Subsequent to December 31, 2022 though the current date, none of these balances were received from them. Therefore, the group has already provided a full provision for expected credit losses in respect of these balances in the unaudited interim condensed consolidated financial statements for the six-months period ended June 30, 2023.

Item 7. Recent Sales of Unregistered Securities, page II-1

7. We note that, in response to prior comment 6, you provided disclosure of prior issuances of redeemable, convertible, and cumulative preference stock. Please provide disclosure of all recent issuances of unregistered securities under “Item 7. Recent Sales of Unregistered Securities” and ensure that all required disclosure is included. Refer to Item 701 of Regulation S-K.

Response:

The disclosure has been revised to include the prior issuance of redeemable, convertible, and cumulative preferred stock.

See page II-1

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com).

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
Spartan Capital Securities LLC
Lucosky Brookman LLP
MSPC Certified Public Accountants and Advisors A Professional Corporation